

Mail Stop 7010

January 30, 2008

By US Mail and Facsimile

Mr. David Saltman
President and Chief Executive Officer
Open Energy Corporation
514 Via De La Valle, Suite 200
Solana Beach, CA 92075

Re: Open Energy Corporation
        Post-Effective Amendment No. 2 on Form SB-2
        Filed January 9, 2008
        File No. 333-136987

        Form 10-KSB
        Filed September 13, 2007
        File No. 0-50450

Dear Mr. Saltman:

        We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

   1. We note your response to our prior comment 1. We do not agree with your analysis that the May 31, 2007 letter did not amend the terms of the 5% convertible debentures issued pursuant to a March 30, 2006 Securities Purchase

Agreement with Cornell Capital. It appears from the letter agreement that both sections 3(b)(i) and 3(b)(ii) were amended to increase the ownership cap from 4.99% to 9.99% and to delete the limitation on conversions exceeding $1 million in a 30-day period, respectively. Since it appears that you renegotiated the terms of the private placement with Cornell after you filed the Form SB-2, you cannot rely on Rule 152 to separate the issuance and resale transactions, which occurred simultaneously. Please discuss the steps you intend to take address these concerns.

2. We note that you have decreased the number of shares that you are registering from 41,363,244 to 10,400,828 and that for the selling shareholders listed on page 61 the numbers of shares being registered for each has decreased. We note that several persons who were listed as selling shareholders on post-effective amendment no. 1 filed September 19, 2007 (file no. 333-136987) no longer appear in the post-effective amendment no. 2 filed January 9, 2008. We note your statement on page 12 that Cornell and Bank Sal. Oppenheim jr. & Cie (Schweiz) AG sold their stock pursuant to the Form SB-2 registration statement, and the statement in your response to our prior comment 18 that Ms. Atacan also has sold her stock. We also note the Form SB-2 MEF you filed September 18, 2007 (file no. 333-146160) to register additional shares for sale by Cornell. As you know, post-effective amendment no. 1 and 2 (file no. 333-136987) have not been declared effective. As such, please:

- Tell us why the shares registered for each selling shareholder decreased.

- For each shareholder who sold shares, tell us in greater detail precisely when each sale took place.

- Tell us for each sales transaction how the shares were sold. Specifically, tell us whether the shares were sold pursuant to an exemption from registration, or pursuant to one of the registration statements noted above and if so which registration statement (identified by file number).

If any sales took place pursuant to a registration statement after you filed the post-effective amendment no. 1 on September 19, 2007, it appears that they would have been made pursuant to a registration statement that was not effective at the time of the sale. If this was the case, provide us with your analysis regarding each shareholder's compliance with Section 5 of the Securities Act of 1933 and discuss the steps you intend to take address these concerns.

3. We note your response to prior comment 2. To aid a reader's understanding, throughout the prospectus when you disclose information about Cornell, please make it clear that they are no longer a selling shareholder. We note for example the heading to the first table under the "Additional Information" section on page

14, which states "Potential Total Profit to the *Selling Stockholders* from the 5% Debentures." (emphasis added). Similarly, see the heading to the table on the warrants related to the 5% debentures on page 15.

4. We note your response to our prior comment 7 and reissue it. Tell us whether there are, or have been, any other securities transactions with the current selling shareholders. State whether the March 2007 10% convertible debenture transaction is the only other securities transaction with Cornell.

5. We note your response to our prior comment 8. However the totals that you show in the two tables under the subheading "0% Debentures" on page 19 in regard to the number of shares to be registered or offered by the selling shareholders do not match the totals appearing on page 61 on the selling shareholder table. Please advise.

6. We note your response to our prior comment 10. Please incorporate by reference on the exhibit index the Securities Purchase Agreement dated March 30, 2006 between you and Cornell Capital.

7. We note your response to our prior comment 13, and reissue it. We note the Form 10-QSB that was filed January 22, 2008 for the quarter ended November 30, 2007 and the Form 8-Ks filed since January 1, 2008. Please update the financial statements to comply with Regulation S-X, and correspondingly update the disclosure throughout your registration statement accordingly. Please note that amendments to Regulation S-K will become effective February 4, 2008 and that Form SB-2 will be eliminated as of that date. With your next amendment, please amend your registration statement to comply with the new rules. Refer to Release 33-8876 (December 19, 2007) and the "Compliance Date" section.

Closing Comments

Pease amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. David Saltman
Open Energy Corporation
January 30, 2008
Page 4

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: Martin J. Waters, Esq. (by facsimile)
 D. Levy